03041058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52282

SEC MAIL RECEIVED PROCESSING MAR - 1 2004 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Blvd., Suite #340
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauknight Pietras and Stormer, P.A.
(Name – *if individual, state last, first, middle name*)

1517 Gervais Street (Address) Columbia, SC (City) (State) 29201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SUSAN ESCOBIO
My Comm Exp. 11/12/04
No. CC 963731
[✓] Personally Known [ ] Other I.D.
STATE OF FLORIDA NOTARY PUBLIC

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Financial Statements
and Required Supplementary Information

Capital Investment Services, Inc.

Year Ended December 31, 2003
with Report of Independent Auditors

Capital Investment Services, Inc.
Financial Statements
and Required Supplementary Information
Year Ended December 31, 2003

Contents

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BAUKNIGHT PIETRAS & STORMER, P.A.

Report of Independent Auditors

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Capital Investment Services, Inc., a wholly-owned subsidiary of Southern Trust Securities Holding Corporation, as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to regulation 1.10 under the Commodity Exchange Act and rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investment Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the financial statements, the Company has a potential liability of approximately $107,000 to its clearing broker. The ultimate outcome of this uncertainty cannot be determined at this time.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The required supplementary information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by regulation 1.10 under the Commodity Exchange Act and/or rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bauknight Pietras + Stormer, P.A.

January 23, 2004

Certified Public Accountants
1517 Gervais Street ■ Post Office Box 1330 ■ Columbia, South Carolina 29202
Phone (803) 771-8943 ■ Fax (803) 771-8958 ■ www.bpscpas.com

Capital Investment Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	167,099
Accounts receivable		66,667
Investments		12,688
Employee advances		15,180
Due from related parties		702
Leasehold improvements and office equipment, at cost, less accumulated depreciation of $9,224		5,960
Total assets	$	268,296
Liabilities and stockholder's equity		
Accounts payable	$	9,465
Accrued expenses		11,260
Deferred revenues		11,833
Commissions payable - employees		1,099
Commissions payable - related party		12,566
Total liabilities		46,223
Stockholder's equity:		
Common stock, $1 par value; 1,000,000 authorized shares; 345,000 shares issued and outstanding		345,000
Additional paid-in capital		87,407
Accumulated deficit		(210,334)
Total stockholder's equity		222,073
Total liabilities and stockholder's equity	$	268,296

See accompanying notes.

Capital Investment Services, Inc.
Statement of Income
Year Ended December, 31 2003

Revenues:		
Commissions on securities trades, net of clearing charges	$	449,318
Consulting income		86,834
Interest		6,870
Other miscellaneous income		72,915
Total revenues		615,937
Expenses:		
Operating expenses		285,851
Selling, general and administrative		309,187
Total expenses		595,038
Net income before income taxes		20,899
Income taxes		--
Net income	$	20,899

See accompanying notes.

Capital Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Shares Outstanding	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2002	345,000	$ 345,000	$ --	$ (231,233)	$ 113,767
Additional paid-in capital from affiliate	--	--	87,407	--	87,407
Net income	--	--	--	20,899	20,899
Balance at December 31, 2003	345,000	$ 345,000	$ 87,407	$ (210,334)	$ 222,073

See accompanying notes.

Capital Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Operating activities		
Net income	$	20,899
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,409
Unrealized losses on investments		2,912
Changes in operating assets and liabilities:		
Accounts receivable		(66,667)
Commissions receivable		23,093
Prepaid expenses		1,569
Employee advances		13,234
Accounts payable		(14,878)
Accrued expenses		(2,402)
Deferred revenues		11,833
Commissions payable		(4,848)
Income taxes		2,891
Net cash used in operating activities		(8,955)
Financing activities		
Net change in amounts due to/from related parties		48,498
Net cash provided by financing activities		48,498
Net change in cash and cash equivalents		39,543
Cash and cash equivalents, beginning of year		127,556
Cash and cash equivalents, end of year	$	167,099

See accompanying notes.

1. Description of Business and Significant Accounting Policies

Capital Investment Services, Inc., a Florida corporation (the "Company"), was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission, National Association of Securities Dealers, and National Futures Association. The Company uses a fully disclosed basis of operations. Under this basis, it forwards as a broker all transactions and accounts to another broker who carries all the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker. Pershing, LLC currently performs the transaction clearing functions and related services for the Company. The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corporation ("STSHC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions from securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date, which is not significantly different than if recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value.

The Company maintains cash balances at two commercial banks located in the states of Florida and New York. One of the commercial banks requires the Company to maintain balances of not less than $100,000. Cash accounts at commercial banks are insured by the FDIC for up to $100,000. At December 31, 2003, the Company had approximately $59,000 of cash on deposit in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

1. Description of Business and Significant Accounting Policies (continued)

Income Taxes

The Company's taxable income or losses are included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to members of the consolidated group as if each member were a separate taxpayer.

The Company provides for income taxes currently payable and, in addition, provides for deferred income taxes resulting from temporary differences between financial and taxable income.

The Company records deferred tax liabilities and assets based on the expected future income tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

Concentration of Credit Risk

Pursuant to its agreement with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Act of 1934 which requires the Company to have and maintain net capital of not less than $5,000. In addition, the Company is subject to a limitation on "Aggregate Indebtedness" (as defined by Rule 15c3-1) which cannot exceed 15 times net capital. At December 31, 2003, the Company's "Aggregate Indebtedness" was $46,571 and the Company had "Net Capital" (as defined) of $33,956, which was $28,956 in excess of its required net capital of $5,000. At December 31, 2003, the Company's percentage of "Aggregate Indebtedness" to "Net Capital" was 137.15%.

3. Marketable Securities

The Company classifies its marketable securities as "trading securities". As a result, unrealized gains and losses on investments are included in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

3. Marketable Securities (continued)

The balance of marketable securities consisted of the following at December 31, 2003:

	Amortized Cost Basis	Aggregate Fair Value
Common stock	$ 15,600	$ 12,688

4. Related Party Transactions

During 2003, the Company's two stockholders exchanged all of their stock in the Company for additional stock in STSHC.

The Company owed a stockholder of its parent, STSHC, approximately $12,600 as of December 31, 2003 for commissions earned during the year.

As of December 31, 2003, a net amount of $702 was due from STSHC and Hotel Investments, Inc., a related party.

The Company subleases its Coral Gables office from Southern Trust Securities Holding Corporation ("STSHC") on a month-to-month basis. Total lease payments were approximately $22,000 in 2003.

During 2003, a balance of $87,407 owed to STSHC was converted to capital. The amount has been recorded as additional paid-in capital in the accompanying balance sheet. This transaction has been treated as a non-cash investing transaction in the accompanying statement of cash flows.

5. Income Taxes

The provision for income taxes consisted of the following:

Current income tax expense	$ 4,683
Benefit of net operating loss carryforward	(4,683)
Deferred income tax benefit	$ --

5. Income Taxes (continued)

At December 31, 2003, the Company had net operating loss carryforwards of approximately $186,000 for federal ($199,000 for state) income tax reporting purposes. The net operating loss carryforwards expire in 2017 (federal) through 2021 (state). The deferred income tax asset resulting from these carryforwards and other temporary differences was fully offset by a valuation allowance at December 31, 2003 due to the uncertainty surrounding the ultimate realization of these deferred tax assets.

The Company made no cash payments for income taxes during the year ended December 31, 2003.

6. Employee Benefit Plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the Plan, participants may contribute up to 25 percent of their compensation. The Company has the option of matching a percentage of employee contributions. The Company did not make any contributions to the Plan in 2003.

7. Contingencies

The Company received a check from a customer written to the Company's clearing broker to fund a securities purchase. The clearing broker purchased the securities prior to the check clearing the bank and the check was later returned for insufficient funds. The Company has a potential liability of approximately $107,000 to its clearing broker for the insufficient funds. Management does not believe this is a liability based on discussions with their legal counsel. The Company has chosen to include this loss contingency in aggregate indebtedness in its computation of net capital. The ultimate outcome of this contingency cannot be determined at this time.

Required Supplementary Information

Schedule I

Capital Investment Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2003

Net capital		
Total stockholders' equity	$	222,073
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables, investments, unsecured debit, and property and equipment, net		185,376
Net capital before haircuts on securities		36,697
Haircuts on securities:		
Other securities		2,741
Net capital	$	33,956
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	9,465
Accrued expenses		11,260
Deferred revenues		11,833
Commissions payable		13,665
Due to related parties		348
Total aggregate indebtedness	$	46,571
Basic net capital requirement		
Minimum (15:1)	$	3,105
Minimum dollar amount	$	5,000
Greater of the above	$	5,000
Excess net capital	$	28,956
Ratio of aggregate indebtedness to net capital		137.15%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	36,324
Nonallowable assets erroneously reported:		
Accounts receivable		9,667
Audit adjustment to increase deferred revenues		(11,833)
Other audit adjustments (net)		(202)
Net capital, per above	$	33,956

Capital Investment Services, Inc.
Exemption from Rule 15c3-3 Special Reserve Bank Account Arrangements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission
Year Ended December 31, 2003

The Company operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) from the special reserve requirement of Rule 15c3-3.

During the period covered by this report there were no customer funds or securities.

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BAUKNIGHT PIETRAS & STORMER, P.A.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

In planning and performing our audit of the financial statements of Capital Investment Services, Inc. for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Investment Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verification, and comparisons, recordation of differences required by Rule 17a-13, or compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act ("CEAct"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's ("CFTC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

Certified Public Accountants
1517 Gervais Street ▪ Post Office Box 1330 ▪ Columbia, South Carolina 29202
Phone (803) 771-8943 ▪ Fax (803) 771-8958 ▪ www.bpscpas.com

bps

Independent Auditors' Supplementary Report on Internal Control (continued)

recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors, irregularities, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bankwright Pietro + Stone, P.A.

January 23, 2004